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John Hancock Financial Services, Inc.

John Hancock Place                                        [LOGO OF JOHN HANCOCK]
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-8050
Fax: (617) 572-9161
E-mail: rbocage@jhancock.com

Ronald J. Bocage
Vice President and Counsel

                                                 April 19, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:  John Hancock Life Insurance Company (U.S.A)
              Separate Account A
              File No. 811-4834
              Initial Form N-6 Registration Statement under the 1933 Act
              ----------------------------------------------------------

Commissioners:

         Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A ("Registrant") relating to the Protection Variable Universal Life ("PVUL") insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) ("John Hancock" or the "Depositor").

Background of the Enclosed Filing
---------------------------------

         The purpose of this filing is to add the PVUL prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the PVUL prospectus. The PVUL policy and prospectus is many ways quite similar to the Performance Executive Variable Life ("PXVL") policy and prospectus issued by John Hancock Variable Life Insurance Company ("JHVLICO"). The separate account interests under the PXVL policy are registered by John Hancock Variable Account S under File Nos. 811-7782 and 333-111385. The only material differences between the two products are (i) those required to reflect the different Registrant and Depositor, (ii) the inclusion of a "No-Lapse Guarantee" in the PVUL product, (iii) the inclusion of a surrender charge in the PVUL policy and the absence of the Increase in Basic Sum Insured charge, (iv) the presence of three riders (Extended No-Lapse Guarantee Rider, LifeCare Rider and LMAX Rider) that are not available with the PXVL policy, and (v) changes in certain administrative procedures (such as the processing of the minimum initial premium and the length of time funds are "parked" in the Money Market B investment account immediately after policy issue). The

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prospectuses also reflect certain terminology differences between the PVUL and
PXVL policies (e.g., "Face Amount" instead of "Sum Insured", "policy value" instead of "account value", "Investment Accounts" instead of "variable investment options", and death benefit "Options 1 and 2" instead of "Options A and B")

Matters to be Completed by Pre-Effective Amendment
--------------------------------------------------

         Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review
----------------------------

         In view of the similarities between this filing and the JHVLICO PXVL filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration
------------------------

         An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

         Please direct all questions to the undersigned at (617) 572-8050 or, in his absence, to James Hoodlet at (617) 572-9197.

                                               Sincerely,

                                               /s/Ronald J. Bocage
                                               Ronald J. Bocage
                                               Vice President & Counsel